Exhibit 99.1

Silvercorp and OreCorp Enter into Amending Agreement

Trading Symbol: TSX: SVM
                                   NYSE AMERICAN: SVM

VANCOUVER, BC, Nov. 23, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) announces that it has entered into an amendment (the "Amending Deed") to the binding scheme implementation deed dated August 5, 2023 (the "Agreement") entered into previously with OreCorp Limited (ASX: ORR) ("OreCorp"), whereby Silvercorp agreed to acquire all fully-paid ordinary shares of OreCorp (the "Transaction") not held by Silvercorp or its associates (the "OreCorp Shares"), pursuant to an Australian scheme of arrangement (the "Scheme").

As a result of the Amending Deed, each OreCorp shareholder  will now receive, for each OreCorp Share held, an increase in the cash consideration from A$0.15 to A$0.19, (reflecting a 26.7% increase in the cash component), and 0.0967 of a Silvercorp common share (no change), or if elected by OreCorp shareholders and subject to quotation of Silvercorp shares as CDIs on the ASX, 0.0967 of a new Silvercorp CDI.

As of the date of this announcement, Silvercorp holds 72,312,344 OreCorp Shares, representing 15.40% of the fully paid ordinary shares of OreCorp.

Board Approvals and Recommendations

The OreCorp Board has unanimously approved the Scheme, as revised ("Revised Scheme"), and recommends that all OreCorp shareholders vote in favour of the Revised Scheme at the meeting of the shareholders of OreCorp (the "Scheme Meeting"), currently set for December 8, 2023, in the absence of a Superior Proposal and subject to the Independent Expert concluding (and continuing to conclude) that the Revised Scheme is in the best interests of OreCorp shareholders (the "Qualifications"). Subject to the Qualifications, each OreCorp Director intends to vote, or cause to be voted, all OreCorp shares held or controlled by them at the time of the Scheme Meeting (representing 3.94% of OreCorp's issued shares as at the date of this announcement) in favour of the Revised Scheme. The Revised Scheme has also been unanimously approved by the Board of Directors of Silvercorp.

Key Shareholder Support

In OreCorp's announcement to the ASX dated November 23 2023 in relation to the Revised Scheme, OreCorp stated that Mr. Timothy Goyder, who together with his associates holds 24,125,756 OreCorp shares (representing approximately 5.14% of OreCorp's issued shares as at the date of that announcement), has signed a voting intention statement to OreCorp indicating that he intends to vote, or cause to be voted, all of those OreCorp shares, to the extent that he continues to hold, or to control the voting of, those OreCorp shares at the time of the Scheme Meeting, in favour of the Scheme, in the absence of a superior proposal and subject to the Independent Expert concluding (and continuing to conclude) that the Revised Scheme is in the best interests of OreCorp shareholders.1

OreCorp's announcement also noted that Mr. Goyder's support for the Revised Scheme is in addition to the existing voting intention statement provided by Rollason Pty Ltd which controls 49,136,589 OreCorp Shares (representing approximately 10.47% of OreCorp's issued shares as at the date of the OreCorp announcement).

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[1] The OreCorp announcement noted that Mr Goyder's voting intention statement is subject to the terms of the Scheme being amended consistent with the terms of the announcement released by OreCorp on November 23, 2023 and the Scheme Meeting being held on or before December 22, 2023, and based solely on the information provided by OreCorp in relation to the Amending Deed and the Scheme as at the date of the voting intention statement.

Transaction Conditions and Timing

All other terms of the Agreement remain unchanged except as noted above. As reported in Silvercorp's news release of November 16, 2023, Silvercorp has received the sole Tanzanian regulatory approval required to complete the Transaction. The only remaining conditions to the Transaction are OreCorp shareholders approving the Revised Scheme at the Scheme Meeting, final approval of the Federal Court of Australia, and acceptance from the TSX and NYSE American in respect of the issuance and listing of new Silvercorp common shares issuable pursuant to the Revised Scheme.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

 ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited condensed interim consolidated financial statements and related notes contains therein for the three and six months ended September 30, 2023, which have been posted on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorp.ca under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash costs and all-in sustaining costs per ounce of silver, net of by-product credits, production costs and all-in sustaining production costs per tonne of ore processed, silver equivalent, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description.  The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 31, section 11 – Alternative Performance (Non-IFRS) Measures in the MD&A for the three and six months ended September 30, 2023 filled on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; and advance the development of the Nyanzaga Gold Project; the scheduling of the Scheme Meeting of OreCorp shareholders; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; government relations; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, the progress of the tender process for constructing resettlement housing; use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 08:00e 23-NOV-23